UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): August 30, 2020

IONIS PHARMACEUTICALS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	000-19125	33-0336973
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2855 Gazelle Court Carlsbad, CA	92010
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (760) 931-9200

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $.001 Par Value	“IONS”	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement

On August 30, 2020, Ionis Pharmaceuticals, Inc., a Delaware corporation (“Ionis”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), among Akcea Therapeutics, Inc., a Delaware corporation (“Akcea”), Ionis and Avalanche Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Ionis (“Purchaser”).

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Purchaser will commence a tender offer (the “Offer”), to purchase all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.001 per share, of Akcea at a price of $18.15 per Share, net to the seller in cash, without interest (the “Offer Price”). Ionis currently owns approximately 76% of all of the issued and outstanding Shares.

The Offer will initially remain open for a minimum of 20 business days from the date of commencement of the Offer. Under certain circumstances set forth in the Merger Agreement, Purchaser may be required to extend, or may elect to extend, the Offer on one or more occasions.

The obligation of Purchaser to consummate the Offer is subject to (i) the non-waivable condition that there shall have been validly tendered and not validly withdrawn Shares that, excluding the Shares beneficially owned by Ionis, its affiliates (other than Akcea and its subsidiaries), their respective directors and executive officers and certain other affiliated person(s) set forth in an exhibit to the Merger Agreement, represent one more Share than 50% of the Shares not beneficially owned by such entities and persons outstanding at the time of the expiration of the Offer, (ii) the satisfaction or waiver of other customary conditions set forth in Annex I to the Merger Agreement, including, among others, the absence of any law or order prohibiting the consummation of the Offer or the Merger. Given the current level of ownership by Ionis in Akcea, the transaction is not anticipated to be subject to any antitrust or competition regulatory approvals.

Following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Purchaser will merge with and into Akcea pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) and without a vote or meeting of the stockholders of Akcea, with Akcea being the surviving corporation (the “Merger”).

At the effective time of the Merger, each Share (other than Shares held by Akcea, Ionis, Purchaser, any wholly owned subsidiary of Ionis or Purchaser, or by stockholders of Akcea who have perfected their statutory rights of appraisal under the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price, without any interest thereon and subject to any withholding of taxes.

In addition, at the effective time of the Merger, each option to purchase Akcea common stock with an exercise price lower than the Offer Price and each Akcea restricted stock unit, in each case whether or not vested, will be cancelled, and the holder thereof will be entitled to receive the Offer Price (less any applicable exercise price in the case of options) for each share subject to such award, pursuant to the terms set forth in the Merger Agreement. Each option to purchase Akcea common stock with an exercise price greater than or equal to the Offer Price will be cancelled with no consideration payable.

The Merger Agreement includes customary representations, warranties and covenants of Akcea, Ionis and Purchaser. Akcea has agreed to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and engage in discussions or negotiations with third parties regarding alternative acquisition proposals, subject to certain limited exceptions.

The Merger Agreement also provides that, in connection with the termination of the Merger Agreement under specified circumstances, including termination by Akcea to accept and enter into an agreement with respect to a Superior Offer (as such term is defined in the Merger Agreement), Akcea will pay Ionis a termination fee of $15 million.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto and which is incorporated herein by reference. The Merger Agreement has been filed to provide information to investors regarding its terms. It is not intended to provide any other factual information about Ionis, Purchaser or Akcea, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement. The Merger Agreement and this summary should not be relied upon as disclosure about Ionis or Akcea. None of Akcea’s stockholders or any other third parties should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Ionis, Purchaser, Akcea or any of their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and that the parties made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by confidential disclosure schedules delivered in connection with the Merger Agreement. The representations and warranties may have been made for the purpose of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

Item 8.01.	Other Events.

On August 31, 2020, Ionis and Akcea issued a joint press release announcing their entry into the Merger Agreement, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated as of August 30, 2020, among Akcea Therapeutics, Inc., Ionis Pharmaceuticals, Inc. and Avalanche Merger Sub, Inc.

99.1	Joint Press Release, dated August 31, 2020.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. Ionis agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

Notice to Investors and Security Holders

The tender offer referred to in this Current Report has not yet commenced. The description contained in this Current Report is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Ionis will file with the Securities and Exchange Commission (the “SEC”). The solicitation and offer to buy shares of Akcea common stock will only be made pursuant to an offer to purchase and related tender offer materials. At the time the tender offer is commenced, Ionis will file a tender offer statement on Schedule TO and thereafter Akcea will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. AKCEA SHAREHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The offer to purchase, the related letter of transmittal and the solicitation/recommendation statement will be made available free of charge at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Ionis or Akcea, as applicable. Copies of the documents filed with the SEC by Ionis will be available free of charge on Ionis’ internet website at https://ir.ionispharma.com/financial-information/sec-filings or by contacting Ionis’ investor relations contact at (760) 603-2681. Copies of the documents filed with the SEC by Akcea will be available free of charge on Akcea’s internet website at https://ir.akceatx.com/ or by contacting Akcea’s investor relations contact at (617) 841-9535.

In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents to be filed by Ionis, as well as the solicitation/recommendation statement to be filed by Akcea, Ionis and Akcea will also file quarterly and current reports with the SEC. Ionis’ and Akcea’s filings with the SEC are available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

Ionis Pharmaceuticals, Inc. assumes no obligation to update forward-looking statements contained in this Current Report as a result of new information or future events or developments except as required by law. This Current Report includes forward-looking statements regarding the business of Akcea Therapeutics, Inc. and Ionis Pharmaceuticals, Inc., the therapeutic and commercial potential of TEGSEDI® (inotersen) and WAYLIVRA® (volanesorsen) and the proposed acquisition of Akcea that are subject to risks and uncertainties that could cause actual results to differ materially from those expressly or implied by such statements. Any statement describing Akcea’s or Ionis’ goals, expectations, financial or other projections, intentions or beliefs, including the commercial potential of TEGSEDI and WAYLIVRA or other of Akcea’s or Ionis’ drugs in development is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those inherent in the process of discovering, developing and commercializing drugs that are safe and effective for use as human therapeutics, and in the endeavor of building a business around such drugs. Risks and uncertainties also include, among other things, risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition in the anticipated timeframe or at all, including uncertainties as to how many of Akcea’s stockholders will tender their Shares in the tender offer and the possibility that the acquisition does not close; disruption from the transaction making it more difficult to maintain business and operational relationships; risks that anticipated synergies will not be realized or may be delayed; and the magnitude of transaction costs. Akcea’s and Ionis’ forward-looking statements also involve assumptions that, if they never materialize or prove correct, could cause its results to differ materially from those expressed or implied by such forward-looking statements. Although Akcea’s and Ionis’ forward-looking statements reflect the good faith judgment of its management, these statements are based only on facts and factors currently known by Akcea and Ionis. In particular, we caution you that our forward-looking statements are subject to the ongoing and developing circumstances related to the COVID-19 pandemic, which may have a material adverse effect on our business, operations and future financial results. As a result, you are cautioned not to rely on these forward-looking statements. These and other risks concerning Akcea’s and Ionis’ programs are described in additional detail in Akcea’s and Ionis’ quarterly reports on Form 10-Q and annual reports on Form 10-K, which are on file with the SEC. Copies of these and other documents are available from each company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IONIS PHARMACEUTICALS, INC.

By:	/s/ Patrick R. O’Neil
Name:	Patrick R. O’Neil
Title:	Executive Vice President, Legal, General Counsel and Chief Compliance Officer

Dated: August 31, 2020